CUSIP No. 950814103	13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
(Amendment No. _)*

Wesco Aircraft Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

950814103
(CUSIP Number)

August 8, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)
__________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 950814103	13G

1		NAMES OF REPORTING PERSONS

MSD Capital, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
5,418,897
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 5,418,897
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,418,897
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
5.8% 1
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1
The percentages used herein and in the rest of this Schedule 13G are calculated based upon 94,179,891 shares of Common Stock  outstanding as of August 13, 2013 as disclosed in the Company's Prospectus Supplement filed with the U.S. Securities and Exchange Commission on August 7, 2013.

CUSIP No. 950814103	13G

1		NAMES OF REPORTING PERSONS

MSD SBI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
5,418,897
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 5,418,897
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,418,897
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
5.8% 1
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1
The percentages used herein and in the rest of this Schedule 13G are calculated based upon 94,179,891 shares of Common Stock outstanding as of August 13, 2013 as disclosed in the Company's Prospectus Supplement filed with the U.S. Securities and Exchange Commission on August 7, 2013.

CUSIP No. 950814103	13G

1		NAMES OF REPORTING PERSONS

Michael S. Dell
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
5,418,897
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 5,418,897
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,418,897
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
5.8% 1
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1
The percentages used herein and in the rest of this Schedule 13G are calculated based upon 94,179,891 shares of Common Stock outstanding as of August 13, 2013 as disclosed in the Company's Prospectus Supplement filed with the U.S. Securities and Exchange Commission on August 7, 2013.

CUSIP No. 950814103	13G

Item 1(a)	Name of Issuer:

The name of the issuer is Wesco Aircraft Holdings, Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company's principal executive office is located at 27727 Avenue Scott, Valencia, California  91355.

Item 2(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of each of MSD Capital, L.P. (“MSD Capital”), MSD SBI, L.P. (“MSD SBI”) and Michael S. Dell (collectively, the “Reporting Persons”).  MSD SBI is the direct owner of the securities covered by this statement.  MSD Capital is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD SBI.  MSD Capital Management LLC, a Delaware limited liability company (“MSD Capital Management”), is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital.  Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital Management. Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital Management.

        Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of MSD Capital and MSD SBI is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

The address of the principal business office of Mr. Dell is c/o Dell, Inc., One Dell Way, Round Rock, Texas 78682.

Item 2(c)	Citizenship:

See Item 4 on the cover pages hereto.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP No.:

950814103

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

CUSIP No. 950814103	13G

Item 4	Ownership:

A.	MSD Capital, L.P.

(a)	Amount beneficially owned: 5,418,897

(b)	Percent of class: 5.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 5,418,897

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 5,418,897

B.	MSD SBI, L.P.

(a)	Amount beneficially owned: 5,418,897

(b)	Percent of class: 5.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 5,418,897

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 5,418,897

C.	Michael S. Dell

(a)	Amount beneficially owned: 5,418,897

(b)	Percent of class: 5.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 5,418,897

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 5,418,897

CUSIP No. 950814103	13G

D.	MSD Capital Management, LLC

(a)	Amount beneficially owned: 5,418,897

(b)	Percent of class: 5.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 5,418,897

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 5,418,897

E.	Glenn R. Fuhrman

(a)	Amount beneficially owned: 5,418,897

(b)	Percent of class: 5.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 5,418,897

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 5,418,897

F.	John C. Phelan

(a)	Amount beneficially owned: 5,418,897

(b)	Percent of class: 5.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 5,418,897

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 5,418,897

CUSIP No. 950814103	13G

G.	Marc R. Lisker

(a)	Amount beneficially owned: 5,418,897

(b)	Percent of class: 5.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 5,418,897

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 5,418,897

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 950814103	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2013

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager and General Counsel

MSD SBI, L.P.

By:	MSD Capital, L.P.
Its	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager and General Counsel

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1
Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the Common Stock of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Commission).

99.1	Joint Filing Agreement dated August 19, 2013.

Exhibit 99.1

JOINT FILING AGREEMENT

August 19, 2013

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

Date:  August 19, 2013

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager and General Counsel

MSD SBI, L.P.

By:	MSD Capital, L.P.
Its	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager and General Counsel

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact